CUSIP No. 059690107	Page 1 of 21 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

BANCORP RHODE ISLAND, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

059690107
(CUSIP Number)

Mr. John W. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 059690107	Page 2 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 135,652
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 135,652

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,652
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 3 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 64,092
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 64,092

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,092
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 4 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 68,676
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 68,676

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 5 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 316,744
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 316,744

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,744
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 6 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 68,676
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 68,676

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 7 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 385,420
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 385,420

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 8 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 1,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 385,420
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 385,420

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 386,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 059690107	Page 9 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 500
BENEFICIALLY OWNED	8	SHARED VOTING POWER 385,420
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 500
PERSON WITH:	10	SHARED DISPOSITIVE POWER 385,420

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,920
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 059690107	Page 10 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel J. Mullane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 1,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 059690107	Page 11 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 117,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 117,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 12 of 21 Pages

Item 1.	Security and Issuer

        This Schedule 13D/A relates to the common stock, par value $0.01 per share (“Common Stock”), of Bancorp Rhode Island, Inc. (the “Company” or “Bancorp RI”). The address of the principal executive offices of the Company is One Turks Head Place, Providence, Rhode Island 02903-2219.

Item 2.	Identity and Background

        This Schedule 13D/A is being filed jointly by the parties identified below. All of the filers of this Schedule 13D/A are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached to this Schedule 13D/A as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, and as individuals; and

•	Daniel J. Mullane as an individual.

        (a)-(c)        This Schedule 13D/A is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

CUSIP No. 059690107	Page 13 of 21 Pages

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP, and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Palmer and Mr. Lashley, as individuals.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer, Mr. Lashley and Mr. Mullane is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

        Mr. Mullane is retired after most recently serving as the Chairman, Chief Executive Officer and President of the Advest Group, Inc., a NYSE member firm based in New England. He is currently involved in a number of civic and charitable organizations and various private investment opportunities.

        (d)        During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)        During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)        All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 387,920 shares of Common Stock of the Company acquired at an aggregate cost of $14,000,039.

        The amount of funds expended by Financial Edge Fund to acquire the 135,652 shares of Common Stock it holds in its name is $4,919,528. Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by Banc of America Securities LLC (“Banc of America”) on such firms’ usual terms and conditions.

CUSIP No. 059690107	Page 14 of 21 Pages

        The amount of funds expended by Financial Edge Strategic to acquire the 64,092 shares of Common Stock it holds in its name is $2,301,078. Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin provided by Banc of America on such firms’ usual terms and conditions.

        The amount of funds expended by Focused Fund to acquire the 117,000 shares of Common Stock it holds in its name is $4,192,004. Such funds were provided from Focused Fund’s available capital and from time to time by margin provided by Banc of America on such firms’ usual terms and conditions.

        The amount of funds expended by Goodbody/PL LP to acquire the 68,676 shares of Common Stock it holds in its name is $2,501,207. Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin provided by Banc of America on such firms’ usual terms and conditions.

        The amount of funds expended by Mr. Palmer to acquire the 1,000 shares of Common Stock he holds in his name was $35,408. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley to acquire the 500 shares of Common Stock he holds in his name was $17,634. Such funds were provided from Mr. Lashley’s personal funds.

        The amount of funds expended by Mr. Mullane to acquire the 1,000 shares of Common Stock he holds in street name through a broker-dealer was $33,180. Such funds were provided from Mr. Mullane’s personal funds.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Banc of America, if any, were made in margin transactions on that firm’s usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

        This is the PL Capital Group’s seventh amendment to its initial Schedule 13D filing. The PL Capital Group owns 8.5% of Bancorp RI based upon the Company’s aggregate outstanding 4,561,921 shares of Common Stock. PL Capital Group’s intent is to influence the policies of Bancorp RI and assert PL Capital Group’s shareholder rights, with a goal of maximizing the value of the Common Stock.

CUSIP No. 059690107	Page 15 of 21 Pages

        On February 4, 2008, Mr. Lashley submitted a notice to Bancorp RI of his intention to nominate himself, Mr. Palmer and Mr. Mullane as candidates for election to Bancorp RI’s board of directors at the 2008 Annual Meeting of Shareholders, in opposition to the candidates proposed by Bancorp RI management. In connection with such notice and in full compliance with the requirements of Section 3.03 of Article III of Bancorp RI’s By-Laws, Mr. Lashley provided Bancorp RI with certain information about himself, Mr. Palmer and Mr. Mullane, including, but not limited to, certain personal information (namely, name, age, business address and residence address), and information regarding their principal occupation and place of employment, their individual share ownership of Common Stock and the absence of conflicts of interest with the Company. A copy of the nomination letter is attached as Exhibit 2.

        On February 4, 2008, PL Capital sent a letter to Ms. Linda Simmons, Chief Financial Officer of Bancorp RI, and the members of Bancorp RI’s Audit Committee notifying them of an error in the Company’s reporting of its outstanding shares of Common Stock. A copy of this letter is attached as Exhibit 3. On February 5, 2008, Ms. Simmons responded by letter to PL Capital’s letter, indicating that an amended Form 8-K would be filed to correct the error. A copy of Ms. Simmons’ letter is attached as Exhibit 4.

        On February 5, 2008, PL Capital issued a press release titled, “PL Capital Announces Intent to Nominate Three Outside Directors to the Board of Bancorp Rhode Island, Inc.” A copy of this press release is attached as Exhibit 5.

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of ever increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D/A, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D/A. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D/A are calculated based upon the number of outstanding shares of Common Stock, 4,561,921, reported as the number of outstanding shares as of December 31, 2007, in the Company’s Form 10-K filed with the Securities and Exchange Commission on January 24, 2008.

        The PL Capital Group made the following transactions in the Common Stock within the past 60 days.

(A)	Financial Edge Fund

(a)-(b)	See cover page.

CUSIP No. 059690107	Page 16 of 21 Pages

(c)	Financial Edge Fund has made no purchases or sales of Common Stock in the past 60 days from the date this Schedule 13D/A was filed.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic has made no purchases or sales of Common Stock in the past 60 days from the date this Schedule 13D/A was filed.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund has made no purchases or sales of Common Stock in the past 60 days from the date this Schedule 13D/A was filed.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Focused Fund with regard to those shares of Common Stock.

CUSIP No. 059690107	Page 17 of 21 Pages

(D)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP has made no purchases or sales of Common Stock in the past 60 days from the date this Schedule 13D/A was filed.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(E)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

CUSIP No. 059690107	Page 18 of 21 Pages

(G)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer has made no purchases or sales of Common Stock in the past 60 days from the date this Schedule 13D/A was filed.

(I)	Mr. Richard Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley has made no purchases or sales of Common Stock in the past 60 days from the date this Schedule 13D/A was filed.

(J)	Mr. Daniel Mullane

(a)-(b)	See cover page.

(c)	Mr. Mullane purchased 1,000 shares of Common Stock on January 16, 2008 at an aggregate cost of $33,180 ($32.88 per share). Mr. Mullane has not made any other purchases or sales of Common Stock in the past 60 days from the date this Schedule 13D/A was filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

CUSIP No. 059690107	Page 19 of 21 Pages

        Mr. Mullane has an understanding with the PL Capital Group pursuant to which the PL Capital Group has requested him to serve as one of its representatives on the Board of Directors of the Company, and he has agreed to do so, without compensation from the PL Capital Group. Financial Edge Fund, a member of the PL Capital Group, has agreed to indemnify Mr. Mullane for any liabilities he may incur in connection with the PL Capital Group’s intended solicitation of proxies for use at the 2008 Annual Meeting of Stockholders of the Company. Financial Edge Fund has also agreed to reimburse Mr. Mullane for any expenses that he incurs in connection with the PL Capital Group’s intended solicitation of proxies for use at the 2008 Annual Meeting of Stockholders of the Company.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.
2	Nomination Letter from Richard J. Lashley to the Company, dated January 31, 2008.
3	Letter from Richard J. Lashley to the Company, dated February 4, 2008.
4	Letter from Linda Simmons to Richard J. Lashley, dated February 5, 2008.
5	Press Release issued by PL Capital, dated February 5, 2008.

CUSIP No. 059690107	Page 20 of 21 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 4, 2008

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 059690107	Page 21 of 21 Pages

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Daniel J. Mullane
Daniel J. Mullane

EXHIBIT 1

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:  February 4, 2008

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Daniel J. Mullane
Daniel J. Mullane

EXHIBIT 2

January 31, 2008

CERTIFIED MAIL RETURN RECEIPT REQUESTED AND OVERNIGHT DELIVERY

Ms. Margaret D. Farrell
Corporate Secretary
Bancorp Rhode Island, Inc.
One Turks Head Place
Providence, RI 02903

Re:	Notice of Intent to Nominate Three Directors

Dear Ms. Farrell:

        This letter constitutes a notice of intent by Richard J. Lashley to nominate three persons for election as directors of Bancorp Rhode Island, Inc. (the “Company”) at the 2008 Annual Meeting of Shareholders of the Company, at which the Company will submit its nominees for election. This notice is being provided to you pursuant to Section 2.03 of Article II and Section 3.03 of Article III of the Company’s By-Laws. Mr. Lashley owns of record 500 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), as evidenced by certificate number BRI 0389 dated May 30, 2006, a copy of which is attached. Mr. Lashley may be deemed to beneficially own an additional 385,420 shares of the Common Stock. By the fact of Mr. Lashley’s submission of this notice of intent to nominate, it is his understanding the Company will now be obligated under the federal securities laws to file a preliminary proxy statement and form of proxy with the United States Securities and Exchange Commission to allow the Commission to review and comment on such proxy materials.

        Mr. Lashley hereby notifies the Company pursuant to Section 2.03 of Article II and Section 3.03 of Article III of the Company’s By-Laws that he intends to nominate himself, Mr. Daniel J. Mullane and Mr. John W. Palmer for election to the Board of Directors of the Company at the 2008 Annual Meeting of Shareholders of the Company. Enclosed is the written consent of each proposed nominee to be named in Mr. Lashley’s proxy statement and to serve as a director of the Company if elected.

        Set forth below is certain information, including that required by Section 3.03 of Article III of the Company’s Bylaws. The information set forth below responds fully to all of the requirements of Section 3.03 of Article III.

1.	As to each proposed nominee:

A.	Name, Age, Business Address and Residence Address

Name	Age	Business Address	Residence Address
Richard J. Lashley	49	PL Capital, LLC	2 Trinity Place
		20 East Jefferson Avenue	Warren, NJ 07059
		Suite 22
		Naperville, IL 60540
Daniel J. Mullane	54	c/o PL Capital, LLC	180 Green Hill Road
		20 East Jefferson Avenue	Killingworth, CT 06419
		Suite 22
		Naperville, IL 60540
John W. Palmer	47	PL Capital, LLC	4216 Richwood Court
		20 East Jefferson Avenue	Naperville, IL 60564
		Suite 22
		Naperville, IL 60540
B.	Principal Occupation or Employment

Richard J. Lashley:	Since January, 1996, Mr. Lashley has been a principal, co-owner and managing member of PL Capital, LLC. PL Capital, LLC is a member of the PL Capital Group (as defined herein). Prior to forming PL Capital, LLC, Mr. Lashley worked at KPMG Peat Marwick from 1984 to 1996. Mr. Lashley is a Certified Public Accountant (New Jersey--license status inactive).

Daniel J. Mullane	Mr. Mullane was formerly the Chairman, CEO and President of The Advest Group, Inc. (“Advest”) from 2004 to 2006, a NYSE member firm with regional brokerage and trust banking operations (Advest Bank & Trust Co.) throughout New England and other regions. Prior to becoming Chairman and CEO, he was the: (1) President (2003) of Advest, (2) President of the Advest Private Client Group (2001-2002), (3) Head of the Advest Private Client Group (1999-2001), (4) New England Division Manager and Head of Boston Office (1992-1999), and (5) Vice President Branch Development and Co-Head Retirement Plans (1991-1992). Prior to joining Advest in 1991, he was President of National Capital Investment Partners (1990-1991) and a Financial Consultant and Branch Manager at Shearson Lehman American Express (1984-1990). Since leaving Advest, Mr. Mullane has been involved in a number of civic and charitable organizations and various private investment opportunities.

John W. Palmer:	Since January, 1996, Mr. Palmer has been a principal, co-owner and managing member of PL Capital, LLC. PL Capital, LLC is a member of the PL Capital Group. Prior to forming PL Capital, LLC, Mr. Palmer worked at KPMG Peat Marwick from 1983 to 1996. Mr. Palmer is a Certified Public Accountant (Illinois--license status inactive).

C.	Shares Owned Either Beneficially or Of Record

Name of Nominee	Class	Amount
Richard J. Lashley	Common	385,920(1)(4)
Daniel J. Mullane	Common	1,000(2)(4)
John W. Palmer	Common	386,920(3)(4)

(1)	Mr. Lashley is the record holder of 500 of these shares. Mr. Lashley may be deemed to beneficially own an additional 385,420 shares.

(2)	Mr. Mullane holds 1,000 shares in street name through a broker dealer.

(3)	Mr. Palmer holds 1,000 shares in street name. Mr. Palmer may be deemed to beneficially own an additional 385,420 shares.

(4)	In the aggregate, the PL Capital Group beneficially owns 387,920 shares.

D.	Interest of Certain Persons in Matters to be Acted Upon

        Except as otherwise set forth herein, neither Mr. Lashley, Mr. Mullane nor Mr. Palmer is or was, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

        Except as otherwise set forth herein, neither Mr. Lashley, Mr. Mullane nor Mr. Palmer, nor any of their associates, has any arrangement or understanding with any person with respect to any future employment with the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

E.	Other Information

Directorships of Other Publicly Owned Companies

        Neither Mr. Lashley, Mr. Mullane nor Mr. Palmer is presently serving as a director of any corporation, partnership or other entity that has a class of equity securities registered under the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act, or any company registered as an investment company under the Investment Company Act of 1940.

Material Proceedings Adverse to the Company

        To Mr. Lashley’s knowledge, there are no material proceedings to which either Mr. Lashley, Mr. Mullane or Mr. Palmer, or any of their associates, is a party adverse to the Company or any of its subsidiaries, and neither of them nor any of their associates has a material interest adverse to the Company or any of its subsidiaries.

Transactions In Stock of the Company

        The following transactions are the only transactions during the past two years with regard to the Common Stock made by Mr. Lashley, Mr. Mullane, Mr. Palmer and members of the PL Capital Group.

Transactions by Mr. Lashley:
Date (year/mm/dd)	Number of Shares
2006-05-05	500

Transactions by Mr. Mullane:
Date (year/mm/dd)	Number of Shares
2008-01-16	1,000

Transactions by Mr. Palmer:
Date (year/mm/dd)	Number of Shares
2006-05-19	1,000

Transactions by Financial Edge Strategic Fund, LP:
Date (year/mm/dd)	Number of Shares
2006-05-02	800

2006-05-05	21,000

2006-05-17	6,000

2006-05-19	9,000

2006-05-24	3,150

2006-05-25	15,000

2006-05-31	6,000

2006-07-27	142

2006-07-27	5,000

2006-08-02	(2,000)

Transactions by PL Capital Focused Fund, LP:
Date (year/mm/dd)	Number of Shares
2006-05-05	40,000

2006-05-17	6,000

2006-05-19	12,000

2006-05-22	5,500

2006-05-25	40,000

2006-05-31	10,500

2006-07-27	5,000

2006-08-02	(2,000)

Transactions by Goodbody/PL Capital, LP:
Date (year/mm/dd)	Number of Shares
2006-05-05	21,000

2006-05-08	176

2006-05-17	6,000

2006-05-19	9,500

2006-05-24	3,000

2006-05-25	15,000

2006-05-31	6,000

2006-07-27	5,000

2006-08-02	(2,000)

2007-03-07	5,000

Transactions by Financial Edge Fund, LP:
Date (year/mm/dd)	Number of Shares
2006-05-05	40,000

2006-05-05	2,738

2006-05-17	6,000

2006-05-17	743

2006-05-19	18,000

2006-05-19	1,871

2006-05-19	1,000

2006-05-22	5,300

2006-05-25	30,000

2006-05-30	11,300

2006-05-31	6,000

2006-07-27	10,000

2006-08-02	(4,000)

2007-03-07	5,200

2007-06-29	1,500

        Certain funds expended to date in the foregoing transactions by members of the PL Capital Group were provided, from time to time, in part by margin account loans from Bear Stearns Securities Corp. (“Bear Stearns”) and Banc of America Securities LLC (“Banc of America”) extended in the ordinary course of business. All purchases of Common Stock made using funds borrowed from Bear Stearns and Banc of America were made in margin transactions on that firm’s usual terms and conditions. All or part of the shares of such Common Stock may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities. Such loans generally bear interest at a rate based upon the federal funds rate plus an applicable margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this letter, no member of the PL Capital Group has margin loans outstanding secured by Common Stock.

Arrangements or Understandings with Other Persons

        Mr. Lashley and Mr. Palmer have agreements with the limited partnerships and companies managed and advised by PL Capital, LLC, Goodbody/PL Capital, LLC and PL Capital Advisors, LLC, whereby Messrs. Lashley and Palmer are indemnified by the limited partnerships and companies for costs and expenses either of them may incur in connection with their duties, including PL Capital Group’s intended solicitation of proxies for use at the 2008 Annual Meeting of Stockholders of the Company. Mr. Mullane has an agreement with the Financial Edge Fund, L.P. whereby he is indemnified for costs and expenses he may incur in connection with his nomination, including PL Capital Group’s intended solicitation of proxies for use at the 2008 Annual Meeting of Stockholders of the Company. To Mr. Lashley’s knowledge, neither he, Mr. Mullane nor Mr. Palmer have any arrangement or understanding with any other person pursuant to which either was or is to be selected as a director or nominee for election as a director of the Company.

Absence of any Family Relationships

        Neither Mr. Lashley, Mr. Mullane nor Mr. Palmer have any family relationship with any director or officer of the Company. There is no family relationship between Mr. Lashley, Mr. Mullane and Mr. Palmer.

Absence of Involvement in Certain Legal Proceedings

        To the knowledge of Mr. Lashley, and based on information provided by each nominee:

a. Since January 1, 2002, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against Mr. Lashley, Mr. Mullane or Mr. Palmer, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of Mr. Lashley, Mr. Mullane or Mr. Palmer. In addition, since January 1, 2002, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any partnership in which either of them is or was a general partner, or any corporation or business association of which either of them is or was an executive officer.

b. Neither Mr. Lashley, Mr. Mullane nor Mr. Palmer has been convicted in a criminal proceeding nor has either of them been the named subject of any criminal proceeding which is presently pending (excluding traffic violations or similar misdemeanors).

c. Since January 1, 2002, neither Mr. Lashley, Mr. Mullane nor Mr. Palmer has been the subject of any court order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining (or otherwise limiting) either of them from (A) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission (“CFTC”) or any associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with any such activity, (B) engaging in any type of business practice, or (C) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

d. Since January 1, 2002, neither Mr. Lashley, Mr. Mullane nor Mr. Palmer has been the subject of any order, judgment or decree not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days their right to be engaged in any activity described in clause c. above, or their right to be associated with persons engaged in any such activity.

e. Since January 1, 2002, neither Mr. Lashley, Mr. Mullane nor Mr. Palmer has been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission (“SEC”) or the CFTC to have violated any federal or state securities law or any federal commodities law, where such judgment or finding has not been subsequently reversed, suspended or vacated.

Absence of Certain Transactions

        To the best knowledge of Mr. Lashley, and based on information provided by each nominee, since the beginning of the Company’s last fiscal year, neither Mr. Lashley, Mr. Mullane nor Mr. Palmer nor any member of their immediate family has had any direct or indirect material interest in any transaction in which the Company was or is a participant, and neither Mr. Lashley, Mr. Mullane nor Mr. Palmer nor any member of their immediate family has any direct or indirect material interest in any currently proposed transaction in which the Company is to be a participant.

Section 16 Compliance

        Neither Mr. Lashley, Mr. Mullane nor Mr. Palmer is required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of the Company.

2.	As to the Nominator, Mr. Lashley:

A.	Name and Record Address

2 Trinity Place Warren, NJ 07059

        Mr. Lashley and Mr. Palmer are members of the “PL Capital Group,” which consists of the following persons and entities:

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”).

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”).

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”).

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund (“PL Capital”).

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”).

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”).

•	PL Capital Advisors, LLC, a Delaware limited liability company and the investment advisor to Financial Edge Fund. Financial Edge Strategic, Goodbody/PL LP and the Focused Fund (“PL Capital Advisors”).

•	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC and as individuals.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Advisors, Mr. Lashley, Mr. Mullane and Mr. Palmer is: c/o PL Capital, LLC, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. The home address of Mr. Lashley is 2 Trinity Place, Warren, NJ 07059. The home address of Mr. Palmer is 4216 Richwood Court, Naperville, IL 60564. Mr. Mullane’s home address is 180 Green Hill Road, Killingworth, CT 06419.

        No other stockholder other than members of the PL Capital Group is known to Mr. Lashley to be supporting Mr. Lashley, Mr. Mullane or Mr. Palmer as a nominee.

B.	Record and Beneficial Ownership

        Mr. Lashley is the record owner of 500 shares of Common Stock. Mr. Lashley may be deemed to beneficially own an additional 385,420 shares of Common Stock.

Very truly yours, /s/ Richard J. Lashley Richard J. Lashley

CONSENT OF PROPOSED NOMINEE

        I, Richard J. Lashley, hereby consent to be named in the proxy statement to be used in connection with the solicitation of proxies from the shareholders of Bancorp Rhode Island, Inc. for use in voting at the 2008 Annual Meeting of Stockholders of Bancorp Rhode Island, Inc. and I hereby consent and agree to serve as a director of Bancorp Rhode Island, Inc. if elected at such Annual Meeting.

/s/ Richard J. Lashley Richard J. Lashley

Dated: January 31, 2008

CONSENT OF PROPOSED NOMINEE

        I, John W. Palmer, hereby consent to be named in the proxy statement of Mr. Richard J. Lashley to be used in connection with his solicitation of proxies from the shareholders of Bancorp Rhode Island, Inc. for use in voting at the 2008 Annual Meeting of Stockholders of Bancorp Rhode Island, Inc. and I hereby consent and agree to serve as a director of Bancorp Rhode Island, Inc. if elected at such Annual Meeting.

/s/ John W. Palmer John W. Palmer

Dated: January 31, 2008

CONSENT OF PROPOSED NOMINEE

        I, Daniel J. Mullane, hereby consent to be named in the proxy statement of Mr. Richard J. Lashley to be used in connection with his solicitation of proxies from the shareholders of Bancorp Rhode Island, Inc. for use in voting at the 2008 Annual Meeting of Stockholders of Bancorp Rhode Island, Inc. and I hereby consent and agree to serve as a director of Bancorp Rhode Island, Inc. if elected at such Annual Meeting.

/s/ Daniel J. Mullane Daniel J. Mullane

Dated: January 23, 2008

Transactions In Common Stock of the Company

        The following transactions are the only transactions during the past two years with regard to the Common Stock made by Mr. Lashley, Mr. Mullane and Mr. Palmer and members of the PL Capital Group.

Transactions by Mr. Lashley:
Date (year/mm/dd)	Number of Shares
2006-05-05	500

Transactions by Mr. Mullane:
Date (year/mm/dd)	Number of Shares
2008-01-16	1,000

Transactions by Mr. Palmer:
Date (year/mm/dd)	Number of Shares
2006-05-19	1,000

Transactions by Financial Edge Strategic Fund, LP:
Date (year/mm/dd)	Number of Shares
2006-05-02	800

2006-05-05	21,000

2006-05-17	6,000

2006-05-19	9,000

2006-05-24	3,150

2006-05-25	15,000

2006-05-31	6,000

2006-07-27	142

2006-07-27	5,000

2006-08-02	(2,000)

Transactions by PL Capital Focused Fund, LP:
Date (year/mm/dd)	Number of Shares
2006-05-05	40,000

2006-05-17	6,000

2006-05-19	12,000

2006-05-22	5,500

2006-05-25	40,000

2006-05-31	10,500

2006-07-27	5,000

2006-08-02	(2,000)

Transactions by Goodbody/PL Capital, LP:
Date (year/mm/dd)	Number of Shares
2006-05-05	21,000

2006-05-08	176

2006-05-17	6,000

2006-05-19	9,500

2006-05-24	3,000

2006-05-25	15,000

2006-05-31	6,000

2006-07-27	5,000

2006-08-02	(2,000)

2007-03-07	5,000

Transactions by Financial Edge Fund, LP:
Date (year/mm/dd)	Number of Shares
2006-05-05	40,000

2006-05-05	2,738

2006-05-17	6,000

2006-05-17	743

2006-05-19	18,000

2006-05-19	1,871

2006-05-19	1,000

2006-05-22	5,300

2006-05-25	30,000

2006-05-30	11,300

2006-05-31	6,000

2006-07-27	10,000

2006-08-02	(4,000)

2007-03-07	5,200

2007-06-29	1,500

EXHIBIT 3

February 4, 2008

Ms. Linda Simmons
Chief Financial Officer
Bancorp Rhode Island, Inc.
Providence, RI 02903

Dear Linda:

While working on PL Capital’s amended Schedule 13D filing I noted an error in Bancorp RI’s latest press release dated January 24, 2008, in both the press release dated January 24, 2008 and in the related January 24, 2008 Form 8-K filed with the SEC. The error relates to the disclosure of the number of issued and outstanding shares, which was overstated. If I was not intimately familiar with Bancorp RI’s financial situation I would have not known the disclosure was in error and I would have used the incorrect number of shares in my filing and in my financial analysis. I am sure others are not as familiar with the Company’s financials and will use the wrong number. The proper share count is obviously an important disclosure for calculating book value per share, other per share ratios and market cap.

I checked some public websites and I noted that Bloomberg.com had the wrong number of shares outstanding (4,867,121) which led them to calculate a higher market cap than is correct. The Bloomberg machine, used by thousands (millions?) of portfolio managers, analysts, brokers and other users worldwide also had the incorrect number. I am sure other financial websites, investors and analysts also used the incorrect number disclosed by the Company. See the attached.

Specifically, in the January 24, 2008 press release, the stockholders’ equity section of the consolidated balance sheet did not disclose the number of issued, treasury and outstanding shares at all. Instead, in a table below the consolidated balance sheet the number of shares was disclosed as follows:

Common stock, issued and outstanding	4,867,121
Treasury stock	305,200

This is incorrect and confusing. The issued and outstanding shares are actually the net of those two numbers (i.e. 4,561,921). The way it was disclosed in the press release would imply that the issued shares are 5,172,321 and the issued and outstanding shares are 4,867,121, which is incorrect.

I suggest that you fix the disclosure and also incorporate the disclosure into the body of the stockholders’ equity section as most companies do (I noticed that in the Form 8-K filing dated January 24, 2008 which incorporated the January 24, 2008 press release, that you did move the disclosure up into the body of the stockholders’ equity section, however the issued and outstanding share count was still improperly disclosed because the number of treasury stock shares was shown as well as the issued and outstanding shares). If you review any other balance sheet of a company that has treasury stock you will see how to do this properly so it is not misleading.

I suggest that you make sure your upcoming Form 10-K filing fixes this error. You should consult with your advisors to see if an amended Form 8-K should be filed with an amended fourth quarter press release. I also noted that the September 30, 2007 Form 10-Q had a similar error.

I am including extra copies of this letter for the Audit Committee so that the committee has a chance to evaluate whether additional procedures or reviews are needed prior to the release of (unaudited) financial statements in the future. Please ensure that each of the Audit Committee members get a copy of this letter, which will be publicly filed in our next Schedule 13-D.

Please feel free to call with questions at 973-360-1666.

Regards,

/s/ Rich Lashley
Rich Lashley
PL Capital LLC

BARI US $ ↓ 35.8201 -.6099 D C ↑35.82/35.87 Q 1x1 EquityDES

At 15:17 Vol 2,300 Op 36.24 D Hi 36.3 D Lo 35.57 P ValTrd 82888

DESCRIPTION

Page 1/10

BARI US BANCORP RHODE ISLAND INC Commer Banks-Eastern US

CUSIP 059690107 98) Generate Report

Bancorp Rhode Island, Inc. is a holding company for Bank Rhode Island. The Bank is a full-service, state-chartered commercial bank and it operates in Providence and Kent counties, Rhode Island.

STOCK DATA			USD
1)GPO	Price		35.8201
	52Wk High	2/12/2007	44.75
	52Wk Low	1/18/2008	30.70
	YTD change		1.6801
	YTD % Change		4.92%
2)FA	Shares out	1/24/2008	4.867M
	Market Cap	USD	174.34M
Float	3.32M	Short Int	27950.000
3)TRA	1 Yr Total Return		-16.29%
	BETA vs. SPX		.59
4)OMON	Marginable		

DIVIDENDS		Quarterly	USD
5)DVD	Indicated Gross Yld		1.79%
	Dividend Growth	5YR	2.85%
	Ex-Date	Type	Amt
	2/11/08	Reg. Cash	.16

EARNINGS					USD
6)ERN	Ann Date	4/25/08 (Est)			
	Trailing 12mo EPS				1.840
7)EE	Est EPS	12/2008			1.930
	P/E	19.47	LT Growth		6.50
	Est P/E	18.56	Est PEG		2.86

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2008 Bloomberg Finance L.P.
G368-702-0 04-Feb-08 15:41:11

EXHIBIT 4

BANCORPRI
BANCORP RHODE ISLAND, INC.

February 5, 2008

Mr. Richard J. Lashley
PL Capital LLC
466 Southern Boulevard
Adams Building
Chatham, NJ 07928

Dear Richard:

Thank you for your letter of February 4, 2008 in which you identified an error in the presentation of issued and outstanding and treasury shares. We are filing an amended Form 8-K to correct this and clarify that as of December 31, 2007, issued and outstanding shares totaled 4,561,921 shares. While the September 30, 2007 Form 10-Q had a similar presentation, we note that the number of shares outstanding as November 1, 2007 was reflected on the cover page, and accordingly, we do not believe a corrective filing is necessary. Fortunately, to date Schedule 13G filers appear to be basing their ownership calculations on the November 1, 2007 number.

As you requested, we are providing a copy of your letter to the members of our Audit Committee. We also have provided a copy to our external auditors who reviewed the unaudited financial statements included with the January 24, 2008 press release prior to its release.

Very truly yours,

/s/ Linda H. Simmons

Linda H. Simmons
Chief Financial Officer & Treasurer

Correspondence Address: P.O. Box 9488, Providence, Rhode Island 02940-9488
Corporate Address: One Tucks Head Place, Providence, Rhode Island 02903, Main Number 401.456.5000

EXHIBIT 5

PL CAPITAL ANNOUNCES INTENT TO NOMINATE THREE OUTSIDE DIRECTORS TO THE BOARD OF BANCORP RHODE ISLAND, INC.

Naperville, IL February 5, 2008 /PR Newswire/ — On February 4, 2008, PL Capital Group principal Richard Lashley submitted a notice of intent to nominate Daniel J. Mullane, himself, and fellow PL Capital Group principal John W. Palmer to serve as nominees for director at the 2008 annual meeting of Bancorp Rhode Island, Inc. (NASDAQ: BARI). The PL Capital Group beneficially owns 387,920 shares of Bancorp Rhode Island (Bancorp RI), approximately 8.5% of the outstanding common stock.

PL Capital Group principal John Palmer noted, “We are extremely pleased to add Daniel Mullane to the PL Capital Group slate. Mr. Mullane was the former Chairman, Chief Executive Officer and President of The Advest Group Inc., a New England based NYSE member firm with brokerage and trust banking operations. During his 15 years at Advest, he was instrumental in growing Advest’s customer service capabilities, revenue and profitability.”

Mr. Mullane added, “I believe I fully understand, and know how to meet, the challenges of growing a financial services organization in New England, including meeting the financial services needs of individuals and businesses, while enhancing the profitability and value of the organization. Bancorp RI faces many of the same opportunities and challenges I faced at Advest. I also understand the strategic alternatives that every board of directors must periodically consider.”

The PL Capital Group will file a proxy statement detailing its reasons for pursuing board seats in opposition to the management of Bancorp RI, which will include among other things the following concerns and observations:

•	Bancorp RI’s core return on equity (ROE) of 7.72% in 2007 was the lowest annual core ROE in Bancorp RI’s history (1997 to 2007);

•	Bancorp RI’s core ROE for the last 8 years remains in a downtrend:
°	2000: 11.58%
°	2001: 11.25%
°	2002: 12.35%
°	2003: 9.43%
°	2004: 10.99%
°	2005: 9.85%
°	2006: 7.78%
°	2007: 7.72%

•	Bancorp RI’s efficiency ratio was 73.4% in 2007, the second worst annual efficiency ratio in Bancorp RI’s history (1997 to 2007). Bancorp RI’s efficiency ratio also remains unfavorably elevated relative to its peers and industry standards.

PL Capital principal Richard Lashley observed, “I have been auditing and analyzing bank operations and financial statements for 25 years, and I believe that Bancorp RI has reached the point at which it is unable to substantially grow its business and profitability without changes in the existing management team, operating structure, capital structure and/or business model. In part, this is why we intend to run for the board seat currently occupied by Ms. Merrill Sherman, the CEO of Bancorp RI, as well as two other board seats. After 10 years of deteriorating core ROE’s and efficiency ratios, we believe that it is time to challenge the status quo, particularly if the board remains committed to its strategy of not pursuing strategic alternatives to maximize the value of Bancorp RI.”

Important Information

PL Capital Group intends to file a definitive proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with the nomination of Daniel J. Mullane, Richard J. Lashley and John W. Palmer (the “PL Capital Nominees”) to serve as directors of Bancorp Rhode Island, Inc. The definitive proxy statement will be sent to stockholders of Bancorp Rhode Island seeking their support of the PL Capital Nominees at Bancorp Rhode Island’s 2008 Annual Meeting of Stockholders. Stockholders are urged to read the definitive proxy statement and proxy card when they become available, because they will contain important information about PL Capital Group, the PL Capital Nominees, Bancorp Rhode Island and related matters. Stockholders may obtain a free copy of the definitive proxy statement (when available) and other documents filed by PL Capital Group with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement (when available) and other related SEC documents filed by PL Capital Group with the SEC may also be obtained free of charge from PL Capital Group.

PL Capital Group consists of the following persons who will be participants in the solicitation from Bancorp Rhode Island, Inc.‘s stockholders of proxies in favor of the PL Capital Nominees: PL Capital, LLC; Goodbody/PL Capital, LLC; Financial Edge Fund, L.P.; Financial Edge-Strategic Fund, L.P.; PL Capital/Focused Fund, L.P.; Goodbody/PL Capital, L.P.; PL Capital Advisors, LLC; Richard J. Lashley; John W. Palmer and Daniel J. Mullane. Such participants may have interests in the solicitation, including as a result of holding shares of Bancorp Rhode Island common stock. Information regarding the participants and their interests will be contained in the definitive proxy statement to be filed by PL Capital Group with the SEC in connection with Bancorp Rhode Island’s 2008 Annual Meeting of Stockholders.

Contact:	Richard Lashley 973-360-1666 bankfund@aol.com